Arrived Homes, LLC
500 Yale Avenue North
Seattle, WA 98109

December 20, 2021

Division of Corporation
Finance Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Ruairi Regan

Re:  Arrived Homes, LLC
Post Qualification Amendment on Form 1-A
Filed December 8, 2021
File No. 024-11325

Dear Mr. Regan,

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Post-Qualification Amendment No. 2 on Form 1-A, as amended (the “Offering Statement”), of Arrived Homes, LLC (the “Company”) and we respectfully request that the above referenced Offering Statement be declared qualified by the Commission at 4:00 PM Eastern Standard Time, Monday, December 20, 2021, or as soon thereafter as possible.

We request that we be notified of such qualification by a telephone call to John Rostom, the Company’s General Counsel and Vice President of Legal at (814) 277-4833. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to the Company via email at john@arrivedhomes.com.

Sincerely,

ARRIVED HOMES, LLC

By: /s/ Ryan Frazier
      Ryan Frazier
      Chief Executive Officer
cc:
John Rostom